UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by preferred shareholders for the Fiscal Council

—

Rio de Janeiro, March 21, 2022 – Petróleo Brasileiro S.A. - Petrobras, under the terms of the Ofício Circular/Anual-2022-CVM/SEP, informs that it has received from preferred shareholders the nomination of candidates for the Fiscal Council, whose election will take place in the Annual General Meeting of April 13, 2022.

Investment funds managed by Banco Clássico S.A., Alaska Investimentos Ltda, Claritas Administração de Recursos Ltda and ESH Capital Ltda have nominated the following candidates:

Candidate Name	Position
Patrícia Valente Stierli	Member of the Fiscal Council (Main) representing preferred shareholders
Antônio Emílio Bastos de Aguiar Freire	Member of the Fiscal Council (Alternate) representing preferred shareholders

Respecting the terms of Instrução CVM 481/09, the candidates' names will be included in the Distance Voting Ballot.

Below is the resume of the nominated candidates:

Patrícia Valente Stierli. Ms. Patrícia Valente Stierli is a Board of Directors and Fiscal Councilor certified by IBGC, a Third Party Resources administrator with CVM and ANBIMA (until December 2017), Member of IBGC Finance Committee of the CAC Conduct IBGC. She has seven years of experience as a Board of Directors and Fiscal Council member in publicly traded companies, representing minority shareholders. Three years of experience as Fiscal Council member in a large NGO. Thirteen years of experience in third-party asset management, six of which as Statutory Director, working in the management and targeting of institutional and retail clients. Manager of Sinergia funds, focused on unlocking value through intensive corporate governance work, including appointing members to the Board of Directors and Fiscal Council of invested companies. Eight years of experience as Administrative and Financial Director, being three years as Statutory Director, responsible for the accounting, fiscal, budget, treasury and human resources areas. Experience in structuring financial operations with credit rights, issuing debentures, IPOs, and mergers and acquisitions. Ability to lead teams and focus on results and corporate governance. Fluent in English. Representative of Banco Fator's Resource Management Area before the Brazilian Central Bank and the Securities and Exchange Commission until July 2015. Member of ANBIMA's Equity Committee until July 2015. Has experience as member of the Fiscal Council of Eletrobras-Centrais Elétricas S.A.(Mandate 2017 to 2019 and 2019 to 2021), Financial Specialist and Chairman of the Fiscal Council; member of the Board of Directors of CIEE Centro de Integração Empresa Escola(mandate 2021 to 2023); member of the Board of Directors of PPE Fios Esmaltados S.A. (Mandate 2018 to 2019); member of the Fiscal Council of Sociedade Beneficiente de Senhoras- Hospital Sírio Libanês (Mandate 2018 to 2021); alternate member of the Fiscal Council of Centro de Integração Empresa Escola CIEE (Mandate 2018 to 2019); member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas (Mandates 2015,2016 and 2017 until October 2018); member of the Board of Directors of Pettenati S.A. Indústria Têxtil (Mandate 2015); alternate member of the Fiscal Council of Dohler S.A. (Mandate 2017 to 2018);st1plate member of the Fiscal Council of Petrobras (mandate 2019 to 2020) alternate member of the Fiscal Council of lnvepar (mandate 2021). (Resumé available in the current Reference Form of Petrobras).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Antônio Emilio Bastos de Aguiar Freire. Mr. Antônio Emilio Bastos de Aguiar Freire is a senior executive with extensive practical experience supported by high academic qualifications. Over the last 10 years, he has served in various management and board positions in private and mixed-capital companies in Brazil simultaneously with his auditing career. In addition, Mr. Antônio Emilio has in-depth global experience in Brazil, Philadelphia and Tampa in the USA, Auckland in New Zealand, and Geneva in Switzerland before joining the Office of the Comptroller General of the Federal District. He graduated from the Federal University of Ceará in 1994 with honors in finance and decision theory. While in the US from 1999 to 2002, he obtained at the University of Tampa his Master of Business Administration with an emphasis in Marketing and Strategic Planning. In 2013, he obtained his graduate degree in government affairs. In 2014 he obtained his Leadership in Transparency and Corruption Control degree in France at the École Nationale d'Administration Française. In 2017 he obtained his Postgraduate Diploma in External Control at the National University of Brasilia. Currently, alongside his duties and advice, Mr. Antônio Emilio is disseminating and implementing risk management and compliance in several companies and business areas. (Resumé available in the current Petrobras Reference Form)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer